Exhibit 12.2

HUDSON PACIFIC PROPERTIES, L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)

	Consolidated
	For the year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income (loss) from continuing operations before income from unconsolidated joint ventures	$91,492	$42,106	$(16,082)	$23,686	$1,415
Plus:
Fixed Charges (see below)	102,387	89,032	58,315	33,044	30,176
Distributions from unconsolidated entities	3,329	1,188	—	—	—
Amortization of capitalized interest	867	577	410	232	115
Less:
Capitalized interest	(10,655)	(11,307)	(6,516)	(6,938)	(4,562)
Preferred distributions of consolidated subsidiaries	(12,191)	(9,577)	(5,837)	—	—

Total Earnings	$175,229	$112,019	$30,290	$50,024	$27,144
Fixed Charges
Interest expense (including amortization of loan fees and discounts)	90,037	76,044	50,667	25,932	25,470
Capitalized interest	10,655	11,307	6,516	6,938	4,562
Estimate of interest within rental expense	1,695	1,681	1,132	174	144

Total Fixed Charges	$102,387	$89,032	$58,315	$33,044	$30,176
Earnings to Fixed Charges
Ratio	1.71	1.26		1.51
Deficiency			$28,025		$3,032